 Exhibit 99.40

PRESS RELEASE

For immediate release

NOUVEAU MONDE’S RESEARCH & DEVELOPMENT CONSORTIUM

ADVANCES ITS CARBON-NEUTRAL BATTERY ANODE PROGRAM

+	Nouveau Monde’s R&D consortium, led by Professor Lionel Roué of the Institut national de la recherche scientifique, advances its proprietary lithium-ion battery anode program with an important technological breakthrough

+	Nouveau Monde is developing the western world’s largest and most sustainable supply of carbon-neutral battery anode material for the global EV industry

SAINT-MICHEL-DES-SAINTS, QUEBEC, September 21, 2020 – Battery anode and specialty applications company, Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that its research and development consortium, led by Professor Lionel Roué of the Institut national de la recherche scientifique (“INRS”), has made significant advancements in the development of its lithium-ion (“Li-ion”) battery anode material. The team has made an important breakthrough in silicon-enhanced anode material with improved specific capacity and longer cycle life – and in doing so, has further optimised the planned production process and profitability, with demonstrated commitment to sustainability.

Nouveau Monde is continuing research, development, and commercialization of its advanced battery anode solutions for the rapidly accelerating electric vehicle and energy storage markets. Nouveau Monde is working with world renowned experts in North America, Europe and Asia to optimise anode material particle design and process flow. Successful tests have been completed and Nouveau Monde is currently progressing the detailed engineering and procurement for its integrated battery anode material process, with commissioning of the demonstration facility scheduled for mid-2021. Nouveau Monde’s proprietary sustainable transformation process limits usage of chemical additives and leverages Quebec’s clean hydropower to ensure green and responsible production.

Eric Desaulniers, President and CEO, states, “We will provide to industry-leading battery and automakers a carbon-neutral anode material that complies with the strictest performance specifications, in meaningful quantities at low-cost – we will do so with the highest standards of ESG while ensuring supply chain traceability.”

Industry Breakthrough

This grant highlights the benefit of the partnership with Dr. Lionel Roué’s team at INRS; the optimisation of Nouveau Monde’s battery anode material production line is expected to significantly increase the Company’s profitability. The cutting-edge practices that Dr. Roué and Nouveau Monde have developed considerably increases fine graphite recoveries and uses silicon to form a high-value secondary particle, useable as an active Li-ion battery anode material. Nouveau Monde’s graphite particles and binder will be used as a swelling buffer for silicon nanospheres. The resulting composite will have improved specific capacity and longer cycle life, which addresses shortfalls normally associated with silicon. In addition, the smaller graphite particles are more suitable for fast charging applications.

Arne H. Frandsen, Chairman of Nouveau Monde, said, “This important technological innovation where we recycle a traditional by-product into a high-value anode material will have the potential of significantly increasing Nouveau Monde’s profitability. It also demonstrates our strong R&D capabilities within battery materials as well as an unwavering focus on sustainability and zero-carbon footprint.”

Silicon-enhanced graphite anode material is expected to play a growing role to increase the capacity of the Li-ion battery. Nouveau Monde is committed to staying at the forefront of technology and working with its potential clients – its R&D team is already designing advanced graphite-based products where the interaction between graphite and silicon is well optimized. Dr. Roué and his team are recognized as world experts in this field having active collaboration with industry leaders such as SAFT, Renault and HPQ Silicon.

In recognition of its leading innovation, the Canadian Government has provided Nouveau Monde with a grant to optimise this technology. This follows a formal evaluation by the Natural Sciences and Engineering Research Council of Canada (“NSERC”) and demonstrates the leadership and support of the Government to establish Quebec at the forefront of electrification in North America.

Electric Vehicle Market Perspectives

The electric vehicle revolution continues to accelerate globally. Europe’s electric vehicle sales in 2020 have already exceeded those for the entire year in 2019 and are rapidly approaching those of the largest market, China. At the same time, the push for a reliable and environmentally-friendly supply chain outside of China continues – Nouveau Monde will be an important supplier to this market, providing carbon-neutral anode material, entirely underpinned by Quebec’s hydropower.

In addition, the market opportunity for Nouveau Monde in North America is significant. The number of planned battery cell and electric vehicle plants continues to grow in North America and Nouveau Monde is optimally located to be the key anode supplier for this burgeoning industry, as shown below.

With access to Quebec’s cheap hydropower, industry expertise and well-established infrastructure, as well as strong support from the Government and institutional shareholders, Nouveau Monde provides investors with an attractive opportunity to sustainably leverage the global electric vehicle revolution.

Professor Lionel Roué Biography

Dr. Roué of the INRS Énergie Matériaux Télécommunications (Energy Materials Telecommunications - EMT) Research Centre has developed a scientific program focused on the study of new electrode materials for various applications of industrial interest (batteries, aluminium production, etc.). In recent years, a significant part of his research activities has been devoted to the study of Si anodes for Li-ion batteries and the development of in-situ characterization methods applied to batteries. He is the author of more than 150 publications, including twenty articles and two patents on Si-based anodes for Li-ion batteries. Dr. Roué was awarded the Energia Prize by the Quebec Association for the Mastery of Energy for his work in this field.

About the Institut national de la recherche scientifique (INRS)

INRS is a university dedicated exclusively to graduate level research and training. Since its creation in 1969, INRS has played an active role in Quebec’s economic, social, and cultural development and is ranked first for research intensity in Quebec and second in Canada. INRS is made up of four interdisciplinary research and training centres in Quebec City, Montreal, Laval, and Varennes, with expertise in strategic sectors: Eau Terre Environnement, Énergie Matériaux Télécommunications, Urbanisation Culture Société, and Armand-Frappier Santé Biotechnologie. The INRS community includes more than 1,400 students, postdoctoral fellows, faculty members, and staff.

About Nouveau Monde Graphite

Nouveau Monde Graphite is set to become a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material outside of China. Targeting full scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing Lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde Graphite will become a strategic supplier to the world’s leading battery-- and automakers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the issuance of Common Shares to its employees in settlement of the unpaid wages related to the COVID-19 pandemic and, generally, the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca